Ciba Specialty    Ciba Spezialitatenchemie AG     Ciba Specialites Chimiques SA
Chemicals Inc.
Switzerland       Schweiz                          Suisse
                                                                   [CIBA LOGO]
Page 1 of 7
October 29, 2002                                                  Exhibit 99.1
Basel, Switzerland

NEWS RELEASE: NINE MONTH RESULTS 2002
-------------------------------------

Ciba Specialty Chemicals continues with solid performance

o Third quarter sales 5 percent above last year in local currencies, all Segments positive; 2 percent growth in first nine months

o Net income improved, despite negative currency impact and higher R&D expenditures

o Ongoing strong free cash flow generation leads to further reduction in net debt

o Outlook 2002: Company expects sales and EBITDA in local currencies above 2001 levels; net income in Swiss francs should exceed last year


FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except share and per share data)
----------------------------------------------------------------------------------------------------------------
3rd Quarter to 3rd Quarter Comparisons (unaudited)
----------------------------------------------------------------------------------------------------------------
Three months ended September 30,                                      Q3 2002    Q3 2001(1)       Change in %
----------------------------------------------------------------------------------------------------------------
Net sales                                                               1 728         1 808            +5*/-4
Gross profit                                                              583           568                +3
Operating income                                                          201           179          +43*/+12
Net income                                                                 88            81                +9
EBITDA (2)                                                                294           296           +21*/-1
EBITDA margin (3)                                                        17.0%        16.4%
----------------------------------------------------------------------------------------------------------------
Nine-Month to Nine-Month Comparisons (unaudited)
----------------------------------------------------------------------------------------------------------------
Nine months ended September 30,                                         2002        2001(1)       Change in %
----------------------------------------------------------------------------------------------------------------
Net sales                                                               5 410         5 664            +2*/-4
Gross profit                                                            1 829         1 823                 0
Operating income                                                          627           604           +25*/+4
Income from continuing operations                                         312           301                +4
Cumulative effects of change in accounting principles, net of tax (4)       0             2
Net income                                                                312           303                +3
Net income per share, basic                                              4.57          4.59
Net income per share, diluted                                            4.56          4.59
----------------------------------------------------------------------------------------------------------------
EBITDA (2)                                                                916           955           +10*/-4
EBITDA margin (3)                                                        16.9%         16.9%
Research and development expenditures                                     221           208                +7
                                                                           19
Number of employees at period end                                      20 064        20 267
----------------------------------------------------------------------------------------------------------------
* Percentage change in local currencies; also see footnotes on page 2.



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Ciba Specialty Chemicals today announced improved sales in local currencies and improved profitability for both the third quarter as well as the first nine months of 2002 compared to year ago levels. During the third quarter of 2002, in local currencies sales increased 5 percent (-4% in Swiss francs), operating income rose 43 percent (+12% in Swiss francs) and EBITDA was 21 percent higher (-1% in Swiss francs), despite strong competition in most global markets. Net income in Swiss francs rose 9 percent, even after an approximately CHF 20 million write-down of the Company's remaining ownership in Hexcel.

Sales for the first nine months of 2002 were 2 percent higher in local currencies than the year before (-4% in Swiss francs). There was a strong improvement (+25 percent in local currencies) in operating income. In Swiss francs, operating income rose by 4 percent (11.6 percent of sales), despite the negative currency impacts, and net income was 3 percent higher. EBITDA was 10 percent higher in local currencies (-4% in Swiss francs). The EBITDA margin reached 16.9 percent of sales. During the third quarter, the strong focus on asset management and cash generation continued, leading to both an increase in free cash flow and a further reduction in net debt. For the full year, Ciba Specialty Chemicals expects sales and EBITDA in local currencies to be above the levels of 2001. Net income in Swiss francs should exceed last year.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, commented: "We faced some very competitive global market conditions and negative currency effects, but our strategy is paying off. Sales and margins are considerably higher than last year despite this environment. Having implemented our new simplified, customer-oriented structure, we continue to focus strongly on lowering our cost base, generating cash and cutting both assets and debt. Ciba Specialty Chemicals' foundation is also financially strong and it is well positioned for the future. Our early initiatives to reduce costs and generate cash now bear full fruits. I am confident that we therefore will be able to compensate the difficult economic conditions and the negative currency effects also in the future."

SALES AND PROFITABILITY IMPROVE SUBSTANTIALLY IN THE 3RD QUARTER

Compared with the third quarter last year, sales in local currencies for the third quarter of 2002 were 5 percent higher; operating income rose 43 percent in local currencies and 12 percent in Swiss francs, despite continuing negative currency effects, reaching 11.6 percent of sales; and EBITDA rose by 21 percent in local currencies. The EBITDA margin for the third quarter reached 17.0 percent of sales. Net income in Swiss francs rose by 9 percent.

NINE-MONTH SALES EXCEED PREVIOUS YEAR

Nine-month 2002 sales were 2 percent higher in local currencies than during the comparable period a year ago. Sales reached CHF 5.410 billion, 4 percent lower in Swiss francs, reflecting the continuing strength of the Swiss franc against other major currencies. Volumes rose 4 percent compared to the first nine months of 2001. Prices were 3 percent lower on average, as competitive market

------------------

1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". On an adjusted basis, excluding goodwill amortization, the first nine months 2001 operating income would have been CHF 651 million (third quarter CHF 195 million), income from continuing operations CHF 347 million, net income CHF 350 million (third quarter CHF 97 million) and basic and diluted net income per share of CHF 5.29.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3)  EBITDA margin is calculated as EBITDA as a percentage of net sales.
(4) Effective January 1, 2001, the Company adopted FASB SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

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conditions continued around the world in most businesses. On a regional basis, sales in local currencies were 5 percent higher in Asia-Pacific on continued strength in China and several South East Asian countries, 1 percent higher in Europe and steady in the Americas.

PROFITABILITY HIGHER IN DIFFICULT ENVIRONMENT

The gross profit margin for the first nine months of 2002 was maintained at its high level of 33.8 percent of sales and was markedly higher than the year ago margin of 32.2 percent. This reflects the continuing strong focus on cost management as well as lower raw material costs.

Operating income was 25 percent higher in local currencies. The ongoing strength of the Swiss franc against other major currencies continued to have a significant impact during the third quarter. Nevertheless, operating income in Swiss francs was 4 percent higher, totaling CHF 627 million. Margins improved from 10.7 percent in the first nine months of 2001 to 11.6 percent this year. The higher operating income was the result both of lower personnel and discretionary expenses as well as changes in the accounting for goodwill amortization as required by U.S. GAAP. Research and development expenses continued to increase and now equal 4.1 percent of sales.

EBITDA rose 10 percent in local currencies in the first nine months of 2002, compared to the previous year. In Swiss francs, it totaled CHF 916 million (-4 percent). The EBITDA margin remained at 16.9 percent of sales, the same high level achieved during the first half of the year.

Net income for the first nine months of this year was 3 percent higher in Swiss francs, at CHF 312 million. Earnings per share (basic) were CHF 4.57 (diluted: CHF 4.56). Net income was affected both by CHF 17 million in exchange losses year-to-date in South America, particularly Brazil, as well as by a third quarter non-cash write-down of about CHF 20 million of the Company's remaining ownership in Hexcel, an ownership the Company originally obtained as part of the 1997 spin-off that created Ciba Specialty Chemicals.

Armin Meyer, Chairman and CEO: "Asset management and cash generation remain key elements of the Ciba Specialty Chemicals strategy. During the third quarter, we generated even more free cash flow than the already high level achieved in the third quarter of 2001. With our focus on our four key initiatives - profitable growth, innovation, people development and cash generation - we have further strengthened our position as a leader in the industry. Particularly our increased spending on R&D underlines our commitment to organic growth through innovation. By leveraging the synergies across our R&D organization as well as by providing a corporate research fund, we have laid the solid foundation for this growth."

OUTLOOK 2002

The improvements in market conditions experienced in the first half of 2002 continued in the third quarter, although, as expected, at a noticeably more moderate pace. During the fourth quarter, global market conditions remain subject to certain risk factors, including volatile stock markets and consumer confidence trends, as well as uncertainty regarding certain geo-political developments. Nevertheless, the Company expects sales and EBITDA in local currencies for the full year of 2002 to be above the levels of 2001. In Swiss francs, net income should exceed last year's level. These statements are based on the assumption that there will be no further worsening of currency exchange rates and that market conditions remain similar to those experienced in the first nine months of this year.


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GOOD OVERALL PERFORMANCE BY THE SEGMENTS

SEGMENT FINANCIAL HIGHLIGHTS (in millions of Swiss francs)


3rd Quarter to 3rd Quarter Comparisons (unaudited)
-----------------------------------------------------------------------------------------------------------
                                  Q3         Q3   Change   Change          Q3                   Q3
                                2002       2001     in %     In %        2002     % of        2001     % of
                               sales      sales    local      CHF      EBITDA    Sales      EBITDA    Sales
                                                   curr.
-----------------------------------------------------------------------------------------------------------
Plastic Additives                447        448      +10        0          94     21.0          79     17.7
-----------------------------------------------------------------------------------------------------------
Coating Effects                  471        484       +6       -3         121     25.7         124     25.5
-----------------------------------------------------------------------------------------------------------
Water & Paper Treatment          344        369       +2       -7          52     15.1          31      8.5
-----------------------------------------------------------------------------------------------------------
Textile Effects                  367        398       +1       -8          38     10.5          53     13.4
-----------------------------------------------------------------------------------------------------------
Home & Personal Care              99        109       +2      -10          21     21.5          26     23.5
-----------------------------------------------------------------------------------------------------------
Corporate                          0          0        -        -         -32        -         -17        -
-----------------------------------------------------------------------------------------------------------
Total Group                    1 728      1 808       +5       -4         294     17.0         296     16.4
-----------------------------------------------------------------------------------------------------------


Nine-Month to Nine-Month Comparisons (unaudited)
-----------------------------------------------------------------------------------------------------------
                            9 Months   9 Months   Change   Change    9 Months             9 Months
                                2002       2001     in %     in %        2002     % of        2001     % of
                               sales      sales    local      CHF      EBITDA    Sales      EBITDA    Sales
                                                   curr.
-----------------------------------------------------------------------------------------------------------
Plastic Additives              1 386      1 417       +4       -2         280     20.2         309     21.8
-----------------------------------------------------------------------------------------------------------
Coating Effects                1 473      1 502       +4       -2         342     23.2         333     22.2
-----------------------------------------------------------------------------------------------------------
Water & Paper Treatment        1 068      1 123       +1       -5         148     13.9          98      8.7
-----------------------------------------------------------------------------------------------------------
Textile Effects                1 183      1 300       -3       -9         150     12.7         202     15.5
-----------------------------------------------------------------------------------------------------------
Home & Personal Care             300        322        0       -7          60     20.1          65     20.1
-----------------------------------------------------------------------------------------------------------
Corporate                          0          0        -        -         -64        -         -52        -
-----------------------------------------------------------------------------------------------------------
Total Group                    5 410      5 664       +2       -4         916     16.9         955     16.9
-----------------------------------------------------------------------------------------------------------


Sales for both the Plastic Additives and Coating Effects Segments were 4 percent higher in local currencies for the first nine months of 2002, on solid volume gains. This resulted in solid margins in both Segments. The successful turn-around program in the Water & Paper Treatment Segment continued to deliver positive benefits with EBITDA some 51 percent higher in Swiss francs than during the first nine months of 2001. Home & Personal Care sales rose 2 percent in local currencies in the third quarter of 2002 and its EBITDA margin for the nine-month period matched last year's level. Textile Effects faced challenging market conditions and the continuing shift of manufacturing to Asia, requiring strong cost reduction measures. Despite lower margins, free cash flow for the Segment exceeds 2001 levels.


                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of CHF 7.4 billion in 2001 and CHF 276 million was spent on R&D to foster innovation across the Company.

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Virtual news kit: www.cibasc.com/media

o Press release Ciba Financial Results First Nine Months 2002 (including tables) (pdf)
o    Photos: www.cibasc.com/photos


Financial calendar

o    February 4, 2003: Full Year 2002 financial results
o    March 6, 2003: Annual General Meeting of Shareholders
o    April 24, 2003: First Quarter 2003 financial results
o    August 20, 2003: Half Year 2003 financial results
o    October 23, 2003: Nine Month 2003 financial results


For further information please contact:
--------------------------------------

Media                                    Investor Relations
-----                                    ------------------

Basel, Switzerland                                Basel, Switzerland
Thomas Gerlach                                    Matthias A. Fankhauser
Group Communications                              Investor Relations
Tel: +41 61 636 4444                              Tel: +41 61 636 5081
Fax: +41 61 636 3019                              Fax: +41 61 636 5111


Forward-Looking Statements
Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.


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

Ciba Specialty Chemicals
Nine-Month Report 2002
------------------------------------------------------------------------------------------------------------
Consolidated Financial Highlights (unaudited)
(in millions of Swiss francs, except share and per share data)
------------------------------------------------------------------------------------------------------------

Nine months ended September 30,                                                  2002   2001(1)  Change in %
------------------------------------------------------------------------------------------------------------
Net sales                                                                       5 410     5 664       +2*/-4
------------------------------------------------------------------------------------------------------------
Gross profit                                                                    1 829     1 823            0
------------------------------------------------------------------------------------------------------------
Operating income                                                                  627       604      +25*/+4
------------------------------------------------------------------------------------------------------------
Financial income and expense, net(2)                                             -167      -147          +14
------------------------------------------------------------------------------------------------------------
Income from continuing operations, before income taxes and minority interest      460       457           +1
------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                        136       148           -8
------------------------------------------------------------------------------------------------------------
Income from continuing operations, before minority interest                       324       309           +5
------------------------------------------------------------------------------------------------------------
Minority interest(2)                                                               12         8
------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                 312       301           +4
------------------------------------------------------------------------------------------------------------
Cumulative effects of change in accounting principles, net of tax(3)                0         2
------------------------------------------------------------------------------------------------------------
Net income                                                                        312       303           +3
------------------------------------------------------------------------------------------------------------
Basic earnings per share(4)
------------------------------------------------------------------------------------------------------------
  Continuing operations                                                          4.57      4.55
------------------------------------------------------------------------------------------------------------
  Cumulative effects of change in accounting principles(3)                          -      0.04
------------------------------------------------------------------------------------------------------------
  Net income per share                                                           4.57      4.59
------------------------------------------------------------------------------------------------------------
Diluted earnings per share(4)
------------------------------------------------------------------------------------------------------------
  Continuing operations                                                          4.56      4.55
------------------------------------------------------------------------------------------------------------
  Cumulative effects of change in accounting principles(3)                          -      0.04
------------------------------------------------------------------------------------------------------------
  Net income per share                                                           4.56      4.59
------------------------------------------------------------------------------------------------------------
EBITDA(5)                                                                         916       955      +10*/-4
------------------------------------------------------------------------------------------------------------


*       Percentage change in local currencies.

(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". On an adjusted basis, excluding goodwill amortization, the first nine months 2001 operating income would have been CHF 651 million, income from continuing operations, before income taxes and minority interest CHF 504 million, income from continuing operations CHF 347 million, net income CHF 350 million and basic and diluted earnings per share of CHF 5.29.
(2) Beginning in 2002, minority interest is reported separately and is no longer reported as a component of financial income and expense, net. The 2001 financial statements amounts have been reclassified to conform with this 2002 presentation.
(3) Effective January 1, 2001, the Company adopted FASB SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.
(4) For the nine months ended September 30, 2002, the basic weighted average shares outstanding were 68 368 076 (2001: 66 105 765) and the diluted weighted average shares outstanding were 68 441 267 (2001: 66 105 765)
(5) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.


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
----------------------------------------------------------------------------------------------------------------------------------
Condensed Business Segment Data (unaudited)
(in millions of Swiss francs)
----------------------------------------------------------------------------------------------------------------------------------
                                                    Change in %                                                   Change in %
                                                          Local                                                         Local
Nine months ended September 30,       2002     2001  currencies  CHF  Nine months ended              2002    2001  currencies  CHF
   September 30,                                                         September 30,
--------------------------------------------------------------------  ------------------------------------------------------------
--------------------------------------------------------------------  ------------------------------------------------------------
Net sales                                                             EBITDA(2)
--------------------------------------------------------------------  ------------------------------------------------------------
Plastic Additives                    1 386    1 417          +4   -2  Plastic Additives               280     309          +3   -9
--------------------------------------------------------------------  ------------------------------------------------------------
Coating Effects                      1 473    1 502          +4   -2  Coating Effects                 342     333         +17   +3
--------------------------------------------------------------------  ------------------------------------------------------------
Water & Paper Treatment              1 068    1 123          +1   -5  Water & Paper Treatment         148      98         +63  +51
--------------------------------------------------------------------  ------------------------------------------------------------
Textile Effects                      1 183    1 300          -3   -9  Textile Effects                 150     202         -11  -26
--------------------------------------------------------------------  ------------------------------------------------------------
Home & Personal Care                   300      322           0   -7  Home & Personal Care             60      65         +11   -7
--------------------------------------------------------------------  ------------------------------------------------------------
Corporate                                0        0           -    -  Corporate                       -64     -52         +24  +23
--------------------------------------------------------------------  ------------------------------------------------------------
Total net sales                      5 410    5 664          +2   -4  Total EBITDA(2)                 916     955         +10   -4
--------------------------------------------------------------------  ------------------------------------------------------------
--------------------------------------------------------------------  ------------------------------------------------------------
Operating income                                                        EBITDA margin(3)
--------------------------------------------------------------------  ------------------------------------------------------------
Plastic Additives                      203      222          +6   -8  Plastic Additives            20.2 %  21.8 %
--------------------------------------------------------------------  ------------------------------------------------------------
Coating Effects                        267      260         +21   +3  Coating Effects              23.2 %  22.2 %
--------------------------------------------------------------------  ------------------------------------------------------------
Water & Paper Treatment                 82       31        +197 +169  Water & Paper Treatment      13.9 %   8.7 %
--------------------------------------------------------------------  ------------------------------------------------------------
Textile Effects                        101      152         -14  -33  Textile Effects              12.7 %  15.5 %
--------------------------------------------------------------------  ------------------------------------------------------------
Home & Personal Care                    41       45         +14   -9  Home & Personal Care         20.1 %  20.1 %
--------------------------------------------------------------------  ------------------------------------------------------------
Corporate and other expenses           -67      -59         +18  +16  Corporate                       -       -
--------------------------------------------------------------------  ------------------------------------------------------------
Operating income before                                               Total EBITDA margin(3)       16.9 %  16.9 %
 goodwill amortization                 627      651         +16   -4
--------------------------------------------------------------------  ------------------------------------------------------------
Goodwill amortization(1)                 -       47           -    -
--------------------------------------------------------------------
Total operating income                 627      604         +25   +4
--------------------------------------------------------------------

(1)  See footnote (1) to Consolidated Financial Highlights table above.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3)  EBITDA margin is calculated as EBITDA as a percentage of net sales.